UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: July 30, 2013

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Explanatory Note

UBS produces regular quarterly reports, which are filed with the SEC under Form 6-K. These reports are prepared in accordance with International Financial Reporting Standards (IFRS). SEC regulations require certain additional disclosure to be included in registration statements relating to offerings of securities. Certain of this additional disclosure was included with UBS’s second quarter 2013 report submitted to the SEC on Form 6-K on 30 July 2013, and additional disclosure follows herein. This information should be read in conjunction with UBS’s annual report on Form 20-F for the year ended 31 December 2012, filed with the SEC on 14 March 2013, as well as UBS’s first quarter 2013 report and second quarter report 2013 submitted to the SEC on Form 6-K on 30 April 2013 and 30 July 2013, respectively.

Supplemental guarantor consolidated income statement
CHF million
For the six months ended 30 June 2013	UBS AG (Parent Bank)[1]	UBS Americas Inc.	Other subsidiaries	Consolidating entries	UBS Group
Operating income
Interest income	6,104	1,063	633	(775)	7,025
Interest expense	(4,180)	(415)	(516)	775	(4,336)
Net interest income	1,924	648	117	0	2,689
Credit loss (expense)/recovery	(3)	(15)	1	0	(18)
Net interest income after credit loss expense	1,920	633	118	0	2,671
Net fee and commission income	3,261	3,463	1,635	0	8,360
Net trading income	3,581	270	131	0	3,982
Income from subsidiaries	(467)	0	0	467	0
Other income	228	371	(448)	0	152
Total operating income	8,523	4,737	1,437	467	15,164
Operating expenses
Personnel expenses	4,264	2,890	800	0	7,955
General and administrative expenses	1,800	1,968	530	0	4,298
Depreciation and impairment of property and equipment	284	72	48	0	404
Amortization and impairment of intangible assets	2	31	7	0	40
Total operating expenses	6,350	4,961	1,386	0	12,697
Operating profit/(loss) before tax	2,173	(223)	50	467	2,467
Tax expense/(benefit)	291	137	155	0	583
Net profit/(loss)	1,882	(360)	(105)	467	1,884
Net profit/(loss) attributable to preferred noteholders	204	0	0	0	204
Net profit/(loss) attributable to non-controlling interests	0	0	2	0	2
Net profit/(loss) attributable to UBS shareholders	1,678	(360)	(107)	467	1,678

1 UBS AG (Parent Bank) prepares its interim financial statements in accordance with Swiss banking law requirements. Amounts presented in this column serve as a basis for preparing Group Financial Statements under IFRS.

Supplemental guarantor consolidated income statement
CHF million

For the six months ended 30 June 2012	UBS AG (Parent Bank)[1]	UBS Americas Inc.	Other subsidiaries	Consolidating entries	UBS Group
Operating income
Interest income	7,153	1,424	1,108	(1,157)	8,527
Interest expense	(5,261)	(593)	(853)	1,157	(5,549)
Net interest income	1,892	831	255	0	2,978
Credit loss (expense)/recovery	44	(5)	(4)	0	35
Net interest income after credit loss expense	1,936	826	251	0	3,013
Net fee and commission income	2,976	2,948	1,563	0	7,487
Net trading income	2,313	(53)	80	0	2,340
Income from subsidiaries	(845)	0	0	845	0
Other income	1,169	434	(1,519)	0	84
Total operating income	7,550	4,155	375	845	12,925
Operating expenses
Personnel expenses	3,473	2,614	834	0	6,921
General and administrative expenses	1,509	1,013	527	0	3,050
Depreciation and impairment of property and equipment	247	49	41	0	337
Amortization and impairment of intangible assets	1	39	8	0	48
Total operating expenses	5,231	3,715	1,410	0	10,356
Operating profit/(loss) before tax	2,320	439	(1,035)	845	2,569
Tax expense/(benefit)	542	107	139	0	788
Net profit/(loss)	1,778	332	(1,174)	845	1,781
Net profit/(loss) attributable to preferred noteholders	220	0	0	0	220
Net profit/(loss) attributable to non-controlling interests	0	0	3	0	3
Net profit/(loss) attributable to UBS shareholders	1,558	332	(1,177)	845	1,558

1 UBS AG (Parent Bank) prepares its interim financial statements in accordance with Swiss banking law requirements. Amounts presented in this column serve as a basis for preparing Group Financial Statements under IFRS.

Supplemental guarantor consolidated balance sheet
CHF million
As of 30 June 2013	UBS AG (Parent Bank)[1]	UBS Americas Inc.	Other subsidiaries	Consolidating entries	UBS Group
Assets
Cash and balances with central banks	66,595	10,903	3,046	0	80,544
Due from banks	29,601	7,678	68,239	(85,425)	20,094
Cash collateral on securities borrowed	33,299	36,627	2,104	(34,883)	37,148
Reverse repurchase agreements	77,719	28,768	50,710	(57,001)	100,196
Trading portfolio assets	88,865	10,002	27,092	(6,203)	119,756
of which: assets pledged as collateral which may be sold or repledged by counterparties	36,438	2,410	1,812	(5,364)	35,296
Positive replacement values	330,903	8,262	96,530	(103,945)	331,750

Cash collateral receivables on derivative instruments	33,527	4,985	24,605	(31,479)	31,638
Financial assets designated at fair value	9,536	2,515	3,502	(4,485)	11,068
Loans	282,380	40,238	13,676	(44,914)	291,379
Financial investments available-for-sale	51,070	8,694	4,526	0	64,290
Accrued income and prepaid expenses	2,157	3,844	613	(396)	6,218
Investments in subsidiaries and associates	66,354	1	1	(65,507)	849
Property and equipment	5,215	616	288	0	6,118
Goodwill and intangible assets	328	5,228	1,091	0	6,647
Deferred tax assets	5,024	2,687	309	0	8,021
Other assets	10,649	4,091	1,198	(2,583)	13,355
Total assets	1,093,223	175,138	297,530	(436,821)	1,129,071
Liabilities
Due to banks	49,084	43,311	10,982	(85,425)	17,953

Cash collateral on securities lent	19,871	20,868	2,476	(34,883)	8,332
Repurchase agreements	14,286	17,123	48,848	(57,001)	23,256
Trading portfolio liabilities	24,311	4,691	6,479	(5,713)	29,768
Negative replacement values	312,905	8,344	97,229	(103,945)	314,533
Cash collateral payables on derivative instruments	46,836	10,877	33,012	(31,479)	59,245
Financial liabilities designated at fair value	72,958	427	6,827	(4,810)	75,402
Due to customers	337,438	45,105	40,128	(44,914)	377,757
Accrued expenses and deferred income	4,044	1,645	809	(396)	6,101
Debt issued	90,973	365	10,959	(165)	102,132
Provisions	1,405	1,736	373	0	3,514
Other liabilities	26,582	19,058	18,948	(2,583)	62,005
Total liabilities	1,000,692	173,550	277,069	(371,314)	1,079,998

Equity attributable to UBS shareholders	90,569	1,588	20,424	(65,507)	47,073
Equity attributable to preferred note holders	1,963	0	0	0	1,963
Equity attributable to non-controlling interests	0	0	37	0	37
Total equity	92,531	1,588	20,461	(65,507)	49,073
Total liabilities and equity	1,093,223	175,138	297,530	(436,821)	1,129,071

1 UBS AG (Parent Bank) prepares its financial statements in accordance with Swiss banking law requirements. Amounts presented in this column serve as a basis for preparing Group Financial Statements under IFRS.

Supplemental guarantor consolidated balance sheet
CHF million
As of 31 December 2012	UBS AG (Parent Bank)[1]	UBS Americas Inc.	Other subsidiaries	Consolidating entries	UBS Group
Assets
Cash and balances with central banks	54,192	11,395	796	0	66,383
Due from banks	29,107	7,845	68,734	(84,464)	21,220
Cash collateral on securities borrowed	35,749	35,172	3,126	(36,675)	37,372
Reverse repurchase agreements	105,197	60,659	59,962	(94,877)	130,941
Trading portfolio assets	117,337	21,772	29,026	(7,572)	160,564

of which: assets pledged as collateral which may be sold or repledged by counterparties	47,226	5,467	2,466	(10,460)	44,698
Positive replacement values	416,098	5,695	128,949	(131,785)	418,957

Cash collateral receivables on derivative instruments	32,740	4,045	28,331	(34,703)	30,413
Financial assets designated at fair value	7,007	3,037	4,490	(5,428)	9,106
Loans	279,038	38,663	10,252	(48,053)	279,901
Financial investments available-for-sale	51,041	10,484	4,706	0	66,230
Accrued income and prepaid expenses	1,954	3,994	499	(310)	6,138
Investments in subsidiaries and associates	64,807	4	1	(63,953)	858
Property and equipment	5,034	593	376	0	6,004
Goodwill and intangible assets	323	5,116	1,023	0	6,461
Deferred tax assets	5,132	2,643	368	0	8,143
Other assets	8,969	3,718	1,231	(2,812)	11,106
Total assets	1,213,726	214,835	341,869	(510,633)	1,259,797
Liabilities
Due to banks	54,795	46,014	6,680	(84,464)	23,024

Cash collateral on securities lent	19,704	22,105	4,069	(36,675)	9,203
Repurchase agreements	24,540	51,057	57,837	(94,877)	38,557
Trading portfolio liabilities	24,996	8,892	6,980	(6,620)	34,247
Negative replacement values	391,863	5,856	129,325	(131,785)	395,260
Cash collateral payables on derivative instruments	58,650	10,907	36,294	(34,703)	71,148
Financial liabilities designated at fair value	88,775	988	8,132	(5,994)	91,901
Due to customers	330,271	45,107	46,133	(48,053)	373,459
Accrued expenses and deferred income	4,635	2,046	545	(310)	6,917
Debt issued	98,906	353	5,966	(388)	104,837
Provisions	1,166	1,023	347	0	2,536
Other liabilities	24,622	18,450	19,345	(2,812)	59,606
Total liabilities	1,122,924	212,801	321,653	(446,682)	1,210,697

Equity attributable to UBS shareholders	87,693	2,034	20,174	(63,951)	45,949
Equity attributable to preferred note holders	3,109	0	0	0	3,109
Equity attributable to non-controlling interests	0	0	42	0	42
Total equity	90,802	2,034	20,216	(63,951)	49,100
Total liabilities and equity	1,213,726	214,835	341,869	(510,633)	1,259,797

1 UBS AG (Parent Bank) prepares its financial statements in accordance with Swiss banking law requirements. Amounts presented in this column serve as a basis for preparing Group Financial Statements under IFRS.

Supplemental guarantor consolidated statement of cash flows
CHF million
For the six months ended 30 June 2013	UBS AG (Parent Bank)[1]	UBS Americas Inc.	Other subsidiaries	UBS Group
Net cash flow from/(used in) operating activities	30,508	(2,670)	4,019	31,857
Cash flow from/(used in) investing activities
Purchase of subsidiaries, associates and intangible assets	(49)	0	0	(49)
Disposal of subsidiaries, associates and intangible assets[2]	117	0	0	117
Purchase of property and equipment	(494)	(77)	(19)	(590)
Disposal of property and equipment	8	2	82	93
Net (investment in)/divestment of financial investments available-for-sale	378	2,016	(71)	2,323
Net cash flow from/(used in) investing activities	(40)	1,942	(8)	1,894
Cash flow from/(used in) financing activities
Net short-term debt issued/(repaid)	1,091	0	4,851	5,942
Net movements in treasury shares and own equity derivative activity	(360)	0	0	(360)
Dividends paid	(564)	0	0	(564)
Issuance of long-term debt, including financial liabilities designated at fair value	13,905	0	451	14,355
Repayment of long-term debt, including financial liabilities designated at fair value	(29,998)	(586)	(8,812)	(39,396)
Dividends paid and repayment of preferred notes	(1,384)	0	0	(1,384)
Net changes in non-controlling interests	0	0	(6)	(6)
Net activity in investments in subsidiaries	(985)	(36)	1,019	0
Net cash flow from/(used in) financing activities	(18,295)	(621)	(2,496)	(21,412)

Effects of exchange rate differences	1,119	372	221	1,712

Net increase/(decrease) in cash and cash equivalents	13,295	(979)	1,735	14,051
Cash and cash equivalents at the beginning of the period	71,858	14,275	12,975	99,108
Cash and cash equivalents at the end of the period	85,153	13,296	14,710	113,159
Cash and cash equivalents comprise:[3]
Cash and balances with central banks	66,595	10,903	3,046	80,544
Money market paper[4]	2,602	94	145	2,841
Due from banks[5]	15,956	2,299	11,519	29,774
Total	85,153	13,296	14,710	113,159

1 UBS AG (Parent Bank) prepares its audited financial statements in accordance with Swiss banking law requirements. Amounts presented in this column serve as a basis for preparing Group Financial Statements under IFRS.    2 Includes dividends received from associates.    3 Balances represent third party view from an UBS Group perspective.    4 Money market paper is included in the balance sheet under Trading portfolio assets and Financial investments available-for-sale.    5 Includes positions recognized in the balance sheet under Due from banks and Cash collateral receivables on derivative instruments with bank counterparties.

Supplemental guarantor consolidated statement of cash flows
CHF million
For the six months ended 30 June 2012	UBS AG (Parent Bank)[1]	UBS Americas Inc.	Other subsidiaries	UBS Group
Net cash flow from/(used in) operating activities	65,630	4,617	25,439	95,686
Cash flow from/(used in) investing activities
Purchase of subsidiaries, associates and intangible assets	(8)	0	0	(8)
Disposal of subsidiaries, associates and intangible assets[2]	40	0	0	40
Purchase of property and equipment	(390)	(105)	(30)	(526)
Disposal of property and equipment	0	3	1	5
Net (investment in)/divestment of financial investments available-for-sale	(4,842)	(1,364)	(839)	(7,043)
Net cash flow from/(used in) investing activities	(5,200)	(1,465)	(868)	(7,533)
Cash flow from/(used in) financing activities
Net short-term debt issued/(repaid)	(15,485)	0	(12,430)	(27,916)
Net movements in treasury shares and own equity derivative activity	(1,129)	0	0	(1,129)
Dividends paid	(379)	0	0	(379)
Issuance of long-term debt, including financial liabilities designated at fair value	33,158	460	3,199	36,817
Repayment of long-term debt, including financial liabilities designated at fair value	(28,894)	(45)	(1,941)	(30,881)
Dividends paid and repayment of preferred notes	(241)	0	0	(241)
Net changes in non-controlling interests	0	0	(6)	(6)
Net activity in investments in subsidiaries	(1,484)	(70)	1,553	0
Net cash flow from/(used in) financing activities	(14,455)	344	9,625	(23,735)

Effects of exchange rate differences	1,589	(23)	(8)	1,557

Net increase/(decrease) in cash and cash equivalents	47,563	3,473	14,938	65,974
Cash and cash equivalents at the beginning of the period	66,481	4,336	14,793	85,609
Cash and cash equivalents at the end of the period	114,044	7,808	29,731	151,583
Cash and cash equivalents comprise:[3]
Cash and balances with central banks	89,693	5,847	608	96,147
Money market paper[4]	2,354	121	107	2,582
Due from banks[5]	21,998	1,841	29,016	52,854
Total	114,044	7,808	29,731	151,583

1 UBS AG (Parent Bank) prepares its audited financial statements in accordance with Swiss banking law requirements. Amounts presented in this column serve as a basis for preparing Group Financial Statements under IFRS.    2 Includes dividends received from associates.    3 Balances represent third party view from an UBS Group perspective.    4 Money market paper is included in the balance sheet under Trading portfolio assets and Financial investments available-for-sale.    5 Includes positions recognized in the balance sheet under Due from banks and Cash collateral receivables on derivative instruments with bank counterparties.

Guarantee of other securities
USD billion, unless otherwise indicated		As of 30.06.13
Issuing Entity	Type of security	Date issued	Interest (%)	Amount outstanding

UBS Preferred Funding Trust IV	Non-cumulative trust preferred securities	May 2003	one-month USD LIBOR + 0.7	0.3
UBS Preferred Funding Trust V	Non-cumulative trust preferred securities	May 2006	6.243	1.0

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-178960) and Form S-8 (Registration Numbers 333-49210; 333-49212; 333-127183; 333-127184; 333-162798; 333-162799; 333-162800; 333-178539; 333-178540; 333-178541; and 333-178543) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Sergio Ermotti
Name:	Sergio Ermotti
Title	Group Chief Executive Officer

By:	/s/ Tom Naratil
Name:	Tom Naratil
Title	Group Chief Financial Officer

Date: July 30, 2013